Sub-Item 77Q2

Nuveen Michigan Dividend
Advantage Municipal Fund
333-58700
811-09453

Based on a review of the SEC Forms 3, 4
and 5 furnished
to the Fund, the Fund believes that all
Section 16(a)
filing requirements applicable to the Fund's officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.